UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended: December 31, 2019

Global Cancer Technologies, Inc.
(Exact name of issuer as specified in its charter)

Nevada	46-1785241
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

16776 Bernardo Center Drive

Suite 203

San Diego, CA 92128

(Full mailing address of principal executive offices)

(619) 818-2411

(Issuer’s telephone number, including area code)

ITEM 1. BUSINESS

Overview

Global Cancer Technology, Inc. was incorporated under the laws of the State of Nevada on May 18, 2017. It was originally formed as a limited liability company in the State of Texas on January 3, 2013 and converted to its present corporate status on May 18, 2017. We have three subsidiaries, each of which was formed to develop and commercialize a specific technology. We presently intend to develop each subsidiary’s licensed technology and, if warranted, introduce it to market. We have no current plans or arrangements to sell any subsidiary. We have plans to form an additional subsidiary.

NanoMed Tracking, Inc.

NanoMed Tracking, Inc., is a Nevada corporation formed on July 12, 2017. It was established to commercialize our technology to label and track hospital instruments with Nano Quantum Dots. We have a shareholder agreement with NanoMed Tracking, dated June 26, 2017, which provides for initial stock ownership of 51% by us until the sale of the entity, if ever, at which point our stock ownership will be reduced to 20% or reduced further upon future funding. Mr. Clark, who is our sole officer and one of our directors, also serves as a director and CEO of this entity. The agreement includes provisions limiting sale or transfer of the shares and grants the entity certain rights to purchase the shares upon the death or upon the voluntary or involuntary sale or transfer of the stock. The agreement further includes shareholder indemnification provisions and noncompete provisions. The agreement will terminate upon the bankruptcy or dissolution of the Company. The state of Nevada has designated NanoMed Tracking, Inc. as having a corporate status of “In Default” for failure to pay annual renewal fees and submit annual reports. It is our intent to cure the default as soon as NanoMed Tracking begins transacting business.

MCW Pharmaceuticals Inc.

MCW Pharmaceuticals Inc. is a Montana corporation formed on June 11, 2018. It was established to commercialize our intellectual property regarding UCN-01. We have a shareholder agreement with MCW Pharmaceuticals Inc., dated May 17, 2018, which provides for initial stock ownership of 51% by us until the sale of the entity, if ever, at which point our stock ownership will be reduced to 33.3%. Mr. Clark, our sole officer and one of our directors, also serves as a director and CEO of this entity. The agreement includes provisions limiting sale or transfer of the shares and grants the entity certain rights to purchase the shares upon the death or upon the voluntary or involuntary sale or transfer of the stock. The agreement further includes shareholder indemnification provisions and noncompete provisions. The agreement will terminate upon the bankruptcy or dissolution of the Company. The state of Wyoming has involuntarily dissolved MCW Pharmaceuticals for failure to pay annual renewal fees and submit annual reports. It is our intent to reinstate MCW Pharmaceuticals as soon as it begins transacting business.

HIFU Plus, Inc.

HIFU Plus, Inc., is a Montana corporation formed on April 29, 2019. It was established to commercialize our ‘Boiling Histotripsy’ technology. We have a shareholder agreement with HIFU Plus, dated April 29th and subsequently updated on April 30th, 2019, which provides for an initial stock ownership of 86.7% by Global Cancer Technology with no provisions for a stock ownership reduction upon the sale of the entity. The shareholder agreement was revised on April 30 to reflect the addition of the University of Washington as a 5.3% shareholder in HIFU Plus. Mr. Clark, our sole officer and one of our directors, also serves as a director and CEO of this entity. The agreement includes provisions limiting sale or transfer of the shares and grants the entity certain rights to purchase the shares upon the death or upon the voluntary or involuntary sale or transfer of the stock. The agreement further includes shareholder indemnification provisions and noncompete provisions. The agreement will terminate upon the bankruptcy or dissolution of the Company. HIFU Plus, Inc. is in good standing with the state of Montana.

NanoDrug Transport (to be formed)

We intend to form a subsidiary called NanoDrug Transport for the purposes of holding the intellectual property for our drug delivery technology for treating COVID-19 and cancer tumors.

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Industry Overview

Medical Instrument Marking

Medical instrument marking, through our subsidiary NanoMed Tracking Inc., puts us in an industry that is relatively new and being driven by an FDA mandate that, “By September 24, 2020, all hospitals in the United States will be required to label each piece of equipment used in surgical operations and in long-term in vivo implantation”[1][2][3]

The Unique Device Identifier (“UDI”) Rule has given birth to several companies with their development of different technologies to mark and track medical instruments. The two basic competing technologies are Radio Frequency Identification (“RFID”) and Laser Engraving. The leading players in this market are Haldor, Censitrac, Microsystems, Surgidat and Key Surgical. These companies all offer varying degrees of the basic technologies found in RFID and Laser Engraving. Major market highlights include:

•	$1.1B U.S. market and $2B global market
•	5,600 hospitals in the U.S.
•	Less than 3% of hospitals currently track individual surgical instruments
•	Fragmented market with no dominant player

The growth of the marketplace is very strong with the U.S. market having a compound annual growth rate (“CAGR”) of 8.6% and the global market having a CARG of 9.8%.

Drug Delivery for Pharmacological Drugs

The industry for our two pharmaceutical products (radiosurgical activated nano crystal scintillator with cancer drug + UCN-01) is tied to the drug delivery for pharmacological drugs. The entire drug delivery market (targeted and advanced) is estimated to be worth $319B by the year 2021.The nanotechnology drug delivery market is estimated by the year 2023 to be worth $11.9B. The global nanotechnology drug delivery market has been segmented into nanocrystals, nanoparticles, liposomes, micelles, nanotubes, and others.

The dominant players in this market are Johnson & Johnson, Inc., F. Hoffman – LaRoche, Pfizer, Bayer AG, Novartis AG, 3M Company, Becton, Dickinson and Company, and Glaxo Smith Kline. There are other major players in this field as well.

High Intensity Focused Ultrasound

The industry for our High Intensity Focused Ultrasound is a thriving market with significant growth potential. There are essentially two distinct fragments within this market: MR Guided and Ultrasound – Guided. The key players in this market are: Accutome Inc., Blatek Industries Incorporated, EDAP TMS, Haifu Medical, Koninklijke Philips N.V., Medtronic plc, SonaCare Medical LLC, Stryker, and Insightec. Key applications are in prostate, fibroids and MR guided tumor treatments of the brain. To date, over 150,000 cases have been reported using HIFU technology. The worldwide market for HIFU systems is estimated to be $100MM by 2021 with a with a CAGR 9%.

[1] Gustafson, K. “Practical Limitations on Quantum Dot-Based Spectral Barcoding.” Undergraduate Senior Design Project Report. Dept. of NanoEngineering, UC San Diego. La Jolla. June 9, 2015.

[2] Unique Device Identifier (UDI) Rule

[3] Amendment to section 502 of Federal Food, Drug, & Cosmetic Act of 1938, specifically to section 226 of the FDA Amendment Act of 2007 and to section 614 of the FDA Safety & Innovation Act of 2012

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Description of Business

We have no products or services which we provide, except in connection with our license agreement with American Radiosurgery described below. We have acquired licenses from universities which permit us to market certain technologies described below. We have organized, or plan to form, four subsidiary entities to bring to market medical technologies in the oncology market represented by these licenses.

The company is delinquent under the terms of its milestone payments under the license agreements and is negotiating the timing of future payments. We anticipate to use the proceeds from this Offering to make milestone payments under the terms we are able to negotiate. None of the licensors have contacted the company regarding delinquent payments. We do not anticipate termination of the leases or contracts with these parties.

NanoMed Tracking

In 2017 we established a subsidiary called NanoMed Tracking, Inc.. Through our 2016 license obtained from the University of California, San Diego, we intend to develop for market a method to label and track hospital instruments with Nano Quantum Dots. Our system, when developed, is anticipated to consist of an ink-jet polymer coating application device and an optical reader for identifying and tracking disposable object and surgical instruments in surgical operating rooms. The system for identifying and tracking a surgical object comprises a tag identifier including object information encoded on a fluorescent paint coating attached to a surgical object; a detector disposed to receive a reflection of the fluorescent paint from the tag identifier; and a receiver in communication with the detector receiving a signal transmitted by the detector wherein the signal is generated by the reflection of the tag identifier. The tag identifier comprises one or more quantum dots arranged to define a spectral signature and a layer coating compromising the one or more quantum dots, wherein the layer coating is attached to an object.

NanoDrug Transport (to be a new subsidiary)

For decades, medical radiation specialists have sought to activate by local radiation beams, a non-toxic, interactive version of a cancer drug, (pro-drug) selectively at cancers and not body tissues in general. This strategy is attractive because it aims to overwhelm tumor resistant mechanisms by allowing high drug concentrations at tumor foci, while sparing normal tissue and organs from toxicity, and reducing the generally damaging radiation doses needed to control tumor burden. The technology represented by the license acquired from the University of California, San Diego, introduces a novel concept of linking a prodrug to a nanocrystal radiation scintillator. For example, embodiments are provided herein in which a drug is inactive while linked to the crystal, but in response to radiation the scintillator emits light to break the chemical linker, thereby releasing active drug. Ideally, drug activity focused on areas adjacent to tumors would destroy the micro metastasis that are so challenging to selectively excise or treat. Single cell infiltration that significantly diminishes by a blading the active margin of primary and secondary tumors, especially in early disease stages, would also be desirable. Intravenously injected nanoparticles may concentrate at tumor foci by leaking through typically incomplete tumor vessels, by adhering to tumor micro vessels via well-established targeting ligands and penetrating the blood brain barrier both passively and actively via transferred ligands.

On June 26th, 2020 the Company signed a license agreement amendment with UCSD to commercialize a new way to treat COVID-19 using UV light to destroy the virus. If proven, our system would work via the intravenous injection and/or inhalation of 25-50 nm engineered nanoscintillator particles that would distribute throughout respiratory passages and structures and enter lymphatics and the blood stream. The particles would bind the virions, could be externally activated to emit UV light, and intended to destroy the virions, with this cycle continuing until the patient’s viral load would be significantly diminished. In addition, the particles would also carry antiviral agents and immunomodulators to suppress inflammation in the lungs. As currently anticipated, the payload could be released by low dose radiation. The particles could be cleared via the renal and hepatic routes. We proposed to the particles with amino silica which could allow attachment and coating by ligands able to bind the COVID-19 receptor that is expressed by pulmonary epithelial cells. The nanoscintillator particles could be inhaled and distributed through the nasal passages, upper airways, lungs, and pulmonary micro vessels and lymphatics, and into the bloodstream, and bind any virions they encounter. Exposure to an extremely small external source of radiation would trigger emission of UV light from the nanoscintillator which, if successful, would destroy the bound virions, and/or releases an antiviral and anti-inflammatory agent. Successive rounds of extremely low radiation doses could then greatly reduce the patient’s viral load and reduce inflammation. The dose of radiation from one treatment would be about 50-140 keV and about 0.1 milli Sievert (mSv) which is about the same as 10 days of natural background radiation.

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Activating release of anti-inflammatory agents only in the lungs can reduce or avoid generalized immunosuppression or systemic side effects. Various payloads can be added that have been shown to reduce lung inflammation in experimental models.

The most significant barrier to epithelial delivery of nanoparticles is the pulmonary mucus layer. We believe the mucus layer can be penetrated by coating a nanoparticle with a high surface density of polyethylene glycol (PEG) molecules to mimic the neutral surface charge properties of viruses (Lai et al, Adv Drug Delivery Rev, 2009). We anticipate this approach could be used with our nanoscintillator particles.

The particles can be aerosolized for inhalation using a nebulizer which can be used in conjunction with a patient ventilator. The particles can be surface loaded with drug molecules and PEG molecules and then aerosolized into droplets for inhalation.

For inhalation therapy the payload is attached to a photocleavable linker bound to the particle, and localized radiation causes scintillation and payload release in a particular area. The nontoxic particles can be cleared through the kidneys and via the hepatic-fecal route.

MCW Pharmaceuticals

In 2018 we established a subsidiary called MCW Pharmaceuticals Inc. to commercialize our IP regarding UCN-01. Radiotherapy and chemotherapy sensitizing agents based on checkpoint inhibition are an intense area of research and we believe UCN-01 is an excellent candidate. In addition, the ability of UCN-01 to encourage the differentiation of neuronal precursors into neuron has great significance in the arena of recovery from brain injury. UCN-01 is in the public domain but our modified UCN-01 design is proprietary, we believe can be patented on a composition of matter basis, and potentially as a successful drug development candidate. While we have not yet tested this compound, we believe that given the straightforward nature of our approach and the candidate compound that the probability of success is favorable. Our modified UCN-01 would have applicability to all p53 dysregulated tumors and could be transformative in terms of cancer therapy.

HIFU Plus

In 2019 we formed a subsidiary called HIFU Plus, Inc. to commercialize the ‘Boiling Histotripsy’ technology. The University of Washington is a 5% interest holder in HIFU Plus. Under a license obtained from the University of Washington, we intend to develop technology using high-intensity focused ultrasound (HIFU) and Histotripsy. HIFU is a non-invasive therapy that uses focused ultrasound waves to thermally ablate a portion of tissue, meaning the tissue is destroyed using intense heat. The intense heat causes tissue coagulation necrosis, cavitation and heat shock in the cells, meaning that the portion of tissue which is being ablated is destroyed. High power ultrasound can be focused on a targeted point to raise the temperature to 70-80°C. HIFU uses sonication (sound energy) to create this heat. Each sonication heats only a small focal target, so the interventional radiologist will use multiple sonications to ablate the whole affected area. The interventional radiologist may use diagnostic sonography with focused ultrasound (USgFUS or USgHIFU) or magnetic resonance guidance with focused ultrasound (MRgFUS).  HIFU is used to treat fibroids, prostate cancer, kidney cancer and primary and secondary liver cancer.

Histotripsy is the capability of therapeutic ultrasound to generate purely mechanical damage of tissue without thermal coagulation. Boiling Histotripsy occurs when the frequency is higher (one – 3 MHz), the pulses are much longer (3000 – 10000 cycles) and delivered less often (0.5 – 1 Hz). The peak pressures are lower, about p-=10-15 MPa and p+>40MPa. In this regime, boiling is initiated within each millisecond – long pulse due to effective tissue heating by shocks

We intend to conduct a three-year preclinical trial in which we will attempt to demonstrate a functional and acoustically characterized preclinical US-guided transrectal BH therapeutic device for ablation of prostate tissue.

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RGS Orbiter

We currently hold a license from American Radiosurgery, under which we intend to market the RGS Orbiter, a gamma knife technology used to treat tumors of the brain as well as the rest of the body. The RGS Orbiter requires FDA approval before it can be sold in the U.S. The RGS Orbiter also requires a CE Mark to be sold in most European countries. There are several countries around the world that do not require an FDA approval or a CE Mark. The Company plans to have the manufacturing of the RGS Orbiter completely subcontracted by a third-party entity that will be a turnkey supplier.

Marketing

Each of the license agreements held by us require a long-term commitment to commercialize and bring the products to market. With the exception of the license/distribution agreement with American Radiosurgery Inc., there are no distribution agreements or plans in place at this time for any of these products.

Government Regulation

We have licenses to technology in the pharmaceutical industry and in the medical device industry, both of which industries are regulated by the FDA. Without FDA approval for a product, it is impermissible to sell and market the product in United States. If the company was unable to obtain FDA approval for any of its products it would incur dire financial consequences. The FDA approval process can vary from a few months to many years depending on the nature of the technology being regulated. The FDA approval process with respect to our technologies is as follows:

1.	We believe our license for “Needle and Scalpel Blade Tracking System” and “Formulation and Delivery of Quantum Dot Inks for Labelling” do not require FDA approval. We are simply coding and categorizing medical instruments and it is the medical instrument manufacturer which is responsible for FDA approval of the instrument.

2.	Our license agreement for “Wide Field Low Dose Irradiation to Activate and Anti—Tumor Pro – Drug Carried by a Nano vehicle (Nano particle)” and “Modification of UC – 01 for improved PK” does require FDA approval for us to develop the technology, and we must conduct clinical trials. The development of any form of product generally requires information on:

•	How it is absorbed, distributed, metabolized, and excreted;
•	Its potential benefits and mechanisms of action;
•	The best dosage;
•	The best way to give the drug (such as by mouth or injection);
•	Side effects or adverse events that can often be referred to as toxicity;
•	How it affects different groups of people (such as by gender, race, or ethnicity) differently;
•	How it interacts with other drugs and treatments; and
•	Its effectiveness as compared with similar drugs.

All of the steps for FDA approval are achieved in different increments that are generally divided into preclinical trials, clinical trials and post clinical trial assessments. It is important to note that we are not bringing a drug to market, rather we are in the drug delivery component of pharmaceutical drug development, but we are still regulated by the FDA. To meet FDA requirements, we must first submit data showing that the drug is reasonably safe for use in initial, small-scale clinical studies. At the preclinical stage, the FDA will generally ask us, at a minimum, that we: (i) develop a pharmacological profile of the drug; (ii) determine the acute toxicity of the drug in at least two species of animals, and (iii) conduct short-term toxicity studies ranging from two weeks to four months, depending on the proposed duration of use of the substance in the proposed clinical studies. During preclinical drug development, we must evaluate our compounds’ toxic and pharmacologic effects through in vitro and in vivo laboratory animal testing. We must also perform Genotoxicity screening, as well as investigations on drug absorption and metabolism, the toxicity of the drug’s metabolites, and the speed with which the drug and its metabolites are excreted from the body.

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After satisfactory preclinical trials, if successful, we intend to move to the clinical trial phrase of our technology. Clinical trials are research studies that test how well new medical approaches work in people. Each study answers scientific questions and tries to find better ways to prevent, screen for, diagnose, or treat a disease. Clinical trials may also compare a new treatment to a treatment that is already available. Every clinical trial has a protocol, or action plan, for conducting the trial. The plan describes what will be done in the study, how it will be conducted, and why each part of the study is necessary. Each study has its own rules about who can take part. Some studies need volunteers with a certain disease. Some need healthy people. Others want just men or just women. The clinical trial has 3 phases: Phase 1—During phase one of the drug approval process, the emphasis is on the drug’s safety. The company tests the drug on between 20 and 80 healthy volunteers. During this phase, the focus is primarily on the drug’s most frequent side effects and how the drug is metabolized and excreted. Phase 2—There are hundreds of patients in this phase of the testing process. This phase emphasizes effectiveness. The drug is tested on people who have the disease or condition the drug is intended to treat. In controlled trials, patients receiving the drug are compared with similar patients receiving a different treatment. In some cases, a placebo is used while in others, a different drug is used to treat the same condition. At the end of this phase, the FDA and the company will discuss how large-scale studies will be conducted in Phase 3. Phase 3—This phase involves the testing of thousands of patients. These studies gather more information about safety and effectiveness, study different populations, different dosages and use the drug in combination with other drugs. Once clinical trials are completed the application must be reviewed and the manufacturing or production facilities must be inspected before obtaining FDA approval, if merited.

We believe our High Intensity Focused Ultrasound – “Boiling Histotripsy” technology from the University of Washington would require FDA approval as a medical device. The FDA classifies medical devices based on “the degree of control necessary” to ensure their safe and effective use: the greater the potential risk of its malfunction, the higher the risk classification of a device, and the more closely it is scrutinized. Class I devices include dental floss and band-aids; they are considered low-risk, according to the agency, accounting for 47 percent of all medical devices. Ninety-five percent of these are exempt from the regulatory process for reasons of being lowest risk. Such devices do not require FDA review as long as they are “suitable for their intended use, adequately packaged and properly labeled,” registered and listed with the FDA, and manufactured under a quality control system. Another 43 percent of medical devices – things like condoms – are Class II devices, which require a greater degree of regulatory control, particularly at the manufacturing level, in order to offer maximum safety and effectiveness. Class III medical devices, such as implantables, account for just 10 percent of all FDA-approved medical devices in the country, yet pose the greatest potential risk of patient harm, and therefore face the tightest regulatory oversight.

Under section 510(k) of the U.S. Food, Drug and Cosmetic Act, any medical device manufacturer must notify the FDA and receive the approval of the agency prior to taking any such technology to market in the United States. Taking its name from the Act, this procedure is known as a 510(k) or premarket notification (PMN); through it, manufacturers must prove that their planned technology is as safe and effective – the standard is “substantially equivalent” – as another FDA-approved device. Products “that contain new materials or differ in design from products already on the market” must apply for pre-market approval (PMA), a much higher standard of review than the equivalency test of the 510(k) designation. PMA requires that manufacturers offer valid scientific evidence of the safety and effectiveness of their devices, including data from human clinical trials. We anticipate that our “Boiling Histotripsy” Technology may take approximately two years of research before any application would be made to the FDA to seek a 510K approval or the PMA review, whichever the research indicates would be most appropriate. In addition to obtaining FDA approval for the product to be commercialized, we must also address other aspects of the FDA process, which includes manufacturing, labeling our products, advertising our products, and maintaining good quality control records.

Presently, we are not engaged in any preclinical trials for our pharmaceuticals and have also not begun any FDA approval requests for our devices. With the exception of the RGS Orbiter, which we intend to submit for FDA approval under a 510(k) format which we anticipate will require at least four months and cost approximately $50,000, we have not determined a specific schedule for obtaining FDA approvals for any of our pharmaceuticals or devices.

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Competition

The markets in which we intend to operate are highly competitive and generally highly regulated. Competition is intense in each of our proposed business segments and includes many large and small competitors. Brand, design, quality, safety, ease of use, serviceability, price, product features, warranty, delivery, service, and technical support are important competitive factors to us. We expect to face continued competition in the future as new Nano and other medical products and services enter the market. We believe many organizations are working with a variety of Nano technologies.

The license agreement with American Radiosurgery covering the RGS Orbiter and its development represents the closest to market product that we have. The RGS Orbiter has one major competitor, a Swedish company named Elekta, which manufactures the Gamma knife. An additional smaller competitor is a Chinese company called MASEP, and they produce a gamma-based system that only treats head tumors. We intend to be innovative in creating strategic partnerships with leading medical institutions to establish an RGS Orbiter site.

We believe that in all of our business segments our long-term competitive position depends on our success in discovering, developing, and marketing innovative, cost-effective products and services. We devote significant resources to acquiring technology developed at leading universities and one research and development efforts, and we believe we are positioned as a global competitor in the search for technological innovations.

There can be no assurance that we will develop significant products or services, or that the products or services we provide or develop will be more commercially successful than those provided or developed by our competitors. In addition, some of our existing or potential competitors may have greater resources than we have. Therefore, a competitor may succeed in developing and commercializing products more rapidly than we do.

Intellectual Property

Nano-Quantum Dot License

Effective October 13, 2016, we entered an exclusive world-wide License Agreement with University of California, San Diego (“UCSD”) for products created under U.S. Patent 9,019,078 issued on April 28, 2015, relating to technology to track hospital instruments using an applied nano-Quantum Dot polymer (nQD) and an optical scanner system. Specifically, the patent covers a method and apparatus for identifying and tracking surgical objects such as needles, scalpels, blades, sponges and instruments in the medical industry using an identifier encoded on a fluorescent paint attached to the object combined with detectors and software capable of retrieving the identifying information on the identifier. The license also grants us the right to grant sublicenses.

We are required to make certain payments to UCSD to maintain the license. In 2017 we paid a license issue fee of $12,500 and are required to pay license maintenance fees of $5,000 in year one of the agreement, $7,500 in year two, and $10,000 in year three and annually thereafter. We are also obligated to pay an earned royalty of 2.5% of net sales of licensed products by us or our sublicensees, or 20% of sublicense fees received that are not earned royalties. We are also obligated to make certain minimum annual royalty payments beginning the calendar year of commercial sales of the first licensed product, which has not occurred, and which will be offset by earned royalty payments. Further, we have agreed to reimburse UCSD for $20,000 of past patent costs which are due 30 days following an equity financing by us of at least $250,000, and all future patent costs. Late payments will incur interest charges of 10%.

We have agreed to diligently develop, manufacture, and sell the licensed products, and have further agreed to accomplish certain tasks or milestones related to the technology. If we fail to perform these tasks, USCD may either terminate the agreement or change the license to a non-exclusive one. We have further agreed to obtain all necessary government approvals for the manufacture, use, and sale of the licensed products and to fill market demand for them.

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UCSD may terminate the license agreement generally if we are delinquent in any reports or payments, if we do not diligently develop and commercialize the licensed product, if we breach any provision of the agreement, subject to our right to cure any default within 60 days after receiving notice of default. We may terminate the agreement for any reason upon 90 days’ written notice. The term of the license agreement expires on the date of the longest-lived patent right granted under the license.

We have agreed to indemnify UCSD, its officers, employees, and agents, and to cause any sublicensee to provide indemnification, against any claim or other action resulting from our exercise of the license or any sublicense. We have further agreed to maintain commercial and product liability insurance for activities in connection with the work under the agreement. We intend to obtain insurance upon commencement of work under the agreement.

Nano-Crystal Scintillator License

Effective November 18, 2016, we entered an exclusive world-wide License Agreement with University of California, San Diego (“UCSD”) for products created under U.S. Patent Application serial number 15/052,526 relating to technology to attach an inactive prodrug to a nano-crystal scintillator that is radiosurgically activated at the tumor site releasing the prodrugs energy. The license also grants us the right to grant sublicenses.

We are required to make certain payments to UCSD to maintain the license. In 2017 we paid a license issue fee of $10,000 and are required to pay license maintenance fees of $5,000 in year one of the agreement, $7,500 in year two, and $10,000 in year three and annually thereafter. We are also obligated to pay an earned royalty of 2.5% of net sales of licensed products by us or our sublicensees, or 20% of sublicense fees received that are not earned royalties. We are also obligated to make certain minimum annual royalty payments beginning the calendar year of commercial sales of the first licensed product, which has not occurred, and which will be offset by earned royalty payments. Further, we have agreed to reimburse UCSD for $21,500 of past patent costs which are due 30 days following an equity financing by us of at least $250,000, and all future patent costs. Late payments will incur interest charges of 10%.

We have agreed to diligently develop, manufacture, and sell the licensed products, and have further agreed to accomplish certain tasks or milestones related to the technology. If we fail to perform these tasks, USCD may either terminate the agreement or change the license to a non-exclusive one. We have further agreed to obtain all necessary government approvals for the manufacture, use, and sale of the licensed products and to fill market demand for them.

UCSD may terminate the license agreement generally if we are delinquent in any reports or payments, if we do not diligently develop and commercialize the licensed product, if we breach any provision of the agreement, subject to our right to cure any default within 60 days after receiving notice of default. We may terminate the agreement for any reason upon 90 days’ written notice. The term of the license agreement expires on the date of the longest-lived patent right granted under the license.

We have agreed to indemnify UCSD, its officers, employees, and agents, and to cause any sublicensee to provide indemnification, against any claim or other action resulting from our exercise of the license or any sublicense. We have further agreed to maintain commercial and product liability insurance for activities in connection with the work under the agreement. We intend to obtain an insurance policy

Boiling Histotripsy License

Effective March 8, 2018, we entered into an exclusive world-wide Start-up License Agreement with the University of Washington under certain patents licensed by the university and a non-exclusive world-wide license for certain know-how for the development and commercialization of a new form of High Intensity Focused Ultrasound called ‘Boiling Histotripsy’. We also have the right to grant sublicenses for the licensed technology. Because the inventions covered by the licensed patents arose in whole or in part from federally supported research, the federal government has certain statutory rights to the technology. We have agreed to use our commercially reasonable efforts to commercialize the licensed rights and are obligated within 30 days after each calendar year-end to submit reports describing these efforts. The provisional and non-provisional patents under which the license were filed or issued between 2010 and 2016.

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Under the License Agreement we have agreed to meet certain milestones consisting of the following obligations:

•	Raise at least $250,000 in research funds and initiate a research program prior to March 8, 2019;
•	Design, build, and characterize an ultrasound probe for transrectal boiling histotripsy studies prior to March 8, 2020;
•	Design, build, and characterize a prototype device prior to March 8, 2022;
•	Refine boiling histotripsy treatment strategies by March 8, 2023;
•	Apply for FDA approval by March 8, 2024;
•	Receive FDA approval by March 8, 2026; and
•	Make the first commercial sale of a licensed product by March 8, 2027.

We have agreed to pay a running royalty fee of 3.5% on net sales of licensed products, to be credited against minimum annual fees commencing the year of first commercial sale or March 8, 2020, whichever is sooner. We are also required to pay a non-creditable license fee of $250,000 prior to March 8, 2019, unless we create a startup company based on the licensed products, in which case the fee would be waived in exchange for the university receiving equity in the startup company equal to 5% of the outstanding shares on a fully-diluted basis through the time the equity offering of $250,000 is completed. The University has elected to exercise this option and has become a 5% shareholder in HIFU Plus, the subsidiary. We have also agreed to pay 50% of any sublicense consideration received and a percentage of funds received upon the sale or the company, determined by the number of milestones met. Further, we have agreed to pay to or reimburse the university for its expenses related to the patents.

We may terminate the agreement at any time, or the License Agreement will terminate when all licensed rights have terminated or if we breach any of our material duties under the agreement.

American Radiosurgery Distributorship Agreement

On October 1, 2017, we entered into an exclusive worldwide Technology License Agreement with American Radiosurgery, Inc. (“ARI”) to market and service products developed by ARI, including the Rotating Gamma System Vertex360 and the RGS Orbiter, a Cobalt-60 gamma-based radiosurgery device for treatment of small and midsized lesions of the total body of the patient, including the brain. Under the terms of the agreement, we receive a commission on sales of the devices and are obligated to sell at least one device per year. Since commencement of the agreement, we have not sold any devices. We are also required to provide all warranty work for existing devices sold by ARI and devices sold by us. There are six devices currently installed which are covered by warranty. We are also permitted to provide removal services for existing devices throughout the world. The agreement may be terminated ARI upon 30 days’ prior notice by ARI if we fail to meet our selling quotas, or by either party for breach of the agreement or without cause.

Trademarks

The Company, at this point, has no trademarks and no immediate plans to apply for any trademarks.

Employees

Except for our CEO who devotes his full-time to the business of the Company, we have no other employees.

Office Space

The Company has a mailing address at 16776 Bernardo Center Court Suite 203 San Diego, CA 92128. The Company has no offices or facilities leased or owned at this time.

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ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our annual included elsewhere herein. In addition to historical data, this discussion contains forward-looking statements about our business, operations and financial performance based on current expectations that involve risks, uncertainties and assumptions. Actual results may differ materially from those discussed in the forward-looking statements as a result of various factors

Results of Operations

The following discussion compares the results for the year ended December 31, 2019 to the year ended December 31, 2018.

Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

During the years ended December 31, 2019 and 2018, the Company had no operating revenues in its primary field of endeavor. During the year ended December 31, 2019 and 2018, respectively, the Company incurred operating expenses (and a net loss) of $674,005 and $560,523,consisting primarily of license fees, consulting fees and travel expenses and other general and administrative costs. As of December 31, 2019, the Company had stockholders’ deficit of $(207,970) compared to a stockholders’ deficit of $(555,623) as of December 31, 2018. The decrease in stockholders’ deficit was due to the net loss of $(674,005) for 2019 offset by the additional issuance of $824,712 of common stock, comprised of $113,200 for cash, $449,000 for services, and the conversion of Notes Payable and interest in the amount of $262,512 into common shares plus a net loss of $53,054 in a noncontrolling interest in a subsidiary. In addition, the company exchanged shares in a subsidiary valued at $650,000 - $250,000 for intangible assets and $400,000 for services provided.

Liquidity and Capital Resources

We have incurred losses since inception of our business and, as of December 31, 2019, we had an accumulated deficit of $1,942,653. As of December 31, 2019, we had cash of $1,071 and negative working capital of $388,650

To date, we have funded our operations through sales outside of our primary fields of endeavor, short-term debt, and equity financing. During the year ended December 31, 2019, the company issued 1,015,638 shares of common stock, 129,866 for cash proceeds, 49,000 for services and 836,772 for the conversion of Notes Payable to common stock.

We expect our expenses will continue to increase during the foreseeable future as a result of increased operational expenses and the development of our products under license. However, we do not expect to start generating revenues from our operations for another 12 months. Consequently, we are dependent on the proceeds from future debt or equity investments to sustain our operations and implement our business plan. If we are unable to raise sufficient capital, we will be required to delay or forego some portion of our business plan, which would have a material adverse effect on our anticipated results from operations and financial condition. There is no assurance that we will be able to obtain necessary amounts of additional capital or that our estimates of our capital requirements will prove to be accurate. As of the date of this Offering Statement we did not have any commitments from any source to provide such additional capital. Even if we are able to secure outside financing, it may not be available in the amounts or the times that we require. Furthermore, such financing would likely take the form of bank loans, private placement of debt or equity securities or some combination of these. The issuance of additional equity securities would dilute the stock ownership of current investors while incurring loans, leases or debt would increase our capital requirements and possible loss of valuable assets if such obligations were not repaid in accordance with their terms.

Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements.

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Significant Accounting Policies

This summary of significant accounting policies of GCT is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States and have been consistently applied in the preparation of the financial statements.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“US GAAP”) and include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits in one large national bank. At December 31, 2019 and 2018 respectively, the Company had $1,071 and $6,104 in cash. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities known to exist as of the date the financial statements are published, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and assumptions and could have a material effect on the reported amounts of the Company’s financial position and results of operations.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful life of the asset. Equipment at December 31, 2019 and 2018 consisted of computer equipment.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company did not record any impairment loss during the year ended December 31, 2019 and 2018.

Fair Value of Financial Instruments

The Company’s financial instruments as defined by ASC 825-10-50, include cash, receivables, accounts payable and accrued expenses. All instruments are accounted for on a historical cost basis, which, due to the short-term maturity of these financial instruments, approximates fair value at December 31, 2019 and 2018.

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Earnings (Losses) Per Share

Basic net loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the year. Diluted net loss per share is computed using the weighted average number of common shares and potentially dilutive securities outstanding during the period. Weighted average of number of diluted securities was the same as weighted average of basic securities because the effect of dilutive securities was non-dilutive.

Provision for Taxes

Income taxes are provided based upon the liability method of accounting pursuant to ASC 740-10-25 Income Taxes — Recognition. Under the approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the “more likely than not” standard imposed by ASC 740-10-25-5 to allow recognition of such an asset.

New Accounting Pronouncements

The Company has evaluated the authoritative guidance issued during the year ended December 31, 2019 and does not expect the adoption of these standards to have a material effect on its financial position or results of operations.

Outlook and Recent Trends

We are in the startup phase of our development and have acquired various licenses for the development of innovative technologies in the areas of nano drug transport, surgical instrument tracking, and acoustic shock therapy. We also have a distribution license with an affiliated company which has developed a gamma-based radiosurgery device for treatment of tumors of the brain as well as the rest of the body. Our business plan is to develop and bring these new technologies to market and to continue the testing and marketing of the radiosurgery device.

From November 2017 through October 2018 we borrowed $237,500 from investors and issued promissory notes in this aggregate amount. Each note bears interest at 7% per annum and matures one year from issuance. We are not permitted to prepay these notes prior to maturity without the consent of the note holders. If we undertake a self-registered IPO prior to maturity, these notes are convertible at the rate of $0.25 to $0.50 per share, or the same terms as the IPO, whichever are more favorable to the note holder. These notes also provide for piggyback registration rights. The borrowed funds were used for general and administrative purposes. The funds were also used to support the accounting and legal costs of the qualification process. On September 23, 2019, all of the convertible notes were converted into common shares of the company. This resulted in the company issuing 836,772 additional shares for converting noteholders.

Plan of Operation

We have five unique and distinct technologies under our control.

Nano Quantum Dots and Optical Recording License

We hold a license agreement from UCSD for utilizing nano quantum dots and optical recording to mark and track materials. Our first launch of this technology will be in marking medical instruments with a polymer containing nano quantum dots that we have licensed to our subsidiary, NanoMed Tracking, Inc., to develop and commercialize the product. Our plan of operation for this technology is as follows:

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Quantum Dot/Polymer Marker

The beta for this technology has been completed and validated. This technology is planned to be developed and finalized within one year of successful funding and will consist of a polymer formulation blended with quantum dots that emit a unique fluorescent spectral signature when exposed to a source of light. We plan on completing the quantum dot code validation and optimization in the same year, contingent upon successful funding. We anticipate successful reliability testing, autocalving and sterilization to also occur within that same year.

Optical Reader

The beta for this technology has been completed and validated and will successfully read the Qdot/Polymer Marker through the use of an amplifier-digitizer configured to filter the spectral signature and digitized the signal into a readable format. Size reduction is currently underway, and we anticipate hi-pass through scanning to be achieved within one year of successful funding.

The next steps in order to develop the technology are as follows:

•	Qdot Polymer: Optimize formulation for volume production
•	Optical Reader: Design and develop hospital ready unit from proof of concept
•	Polymer Applicator: Design & develop desk top unit from existing HP printer technology
•	Software: Modify platform from existing software provider for initial product launch
•	Develop proprietary software platform

Go to Market Strategy

Our strategy to bringing the technology to market is as follows:

•	Complete all testing with our beta site partner, UCSD School of Medicine. Much of this testing is completed as we have cycled instruments with polymer marking to be durable over 1,000 cycles of sterilization.
•	Extend and implement instrument marking in all eight UCSD centers. Conversations have been initiated with these additional centers and they are awaiting more product development information. These eight centers are under UCSD control and management believes it can implement our technology into these centers.
•	From UCSD Centers, expand to all hospitals in the California University system. Once we can show efficacy with our product within the UCSD hospital system, we believe we will be able to approach all University of California hospitals to demonstrate our technology. We intend to organize a “Road show” dedicated to all hospitals in the California University system.
•	Complete national and international distribution system for sales pipeline. We have begun preliminary conversations with distributors, both nationally and internationally, and these distributors have expressed interest in purchasing and representing the product once at market.
•	Create strategic partnership with leading sterilization and instrument manufactures. We have contacted instrument manufacturers and sterilization companies and demonstrated our technology. We believe initial response have been positive.
•	Identify and explore all other medical marking opportunities. We believe there are other opportunities for our technology in addition to instrument marking. We believe we have the capability to mark the smallest of needles and gauges. We also believe we can find opportunities in internally marking implantable catheters and other devices used in the human body.

We intend to develop fully both the Quantum Dot/Polymer Marker and the Optical Reader within one year of successful funding. At that point, we believe the product would be ready to market. To achieve the above steps in our go to market strategy we will require additional funding. Our projections estimate approximately $3 million in additional funding for successful implementation and scaling of our operations. We plan to seek an additional $3 million through financing provided by institutional partners or venture capitalists, although we currently have no arrangements or agreements for the additional funding.

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Attachment of Cancer Drug or antiviral agent to a Nano Crystal Scintillator License

We hold a license from UCSD that allows for the attachment of a cancer drug to a nano crystal scintillator, which keeps the cancer drug inactive until it accumulates at the tumor. At the tumor site, the drug is remotely activated using radiosurgery, allowing 100% of the energy of the drug to be available in the tumor. We have signed an amendment to this license to allow us to develop a way to treat COVID-19 patients using our nanoparticle technology. We are the only company in the world working on this novel drug transport approach. Our plan of operation for this technology is as follows:

•	Identify potential partners to begin preclinical testing of the nano crystal scintillator. This testing requires animal testing and is necessary to validate:

o	Safety;
o	Efficacy;
o	Toxicity;
o	Stability; and
o	Scalability.

After these parameters are identified and satisfactory results achieved, we will then go to clinical trials and make all the appropriate applications. The clinical trials will replicate all the testing that has been done in the preclinical trials. It is estimated that the preclinical trials will take approximately one year to finish and that the clinical studies will take approximately three years to finish. We have identified potential partners to assist us in the preclinical phase of this drug transport technology, although we have not entered into any specific arrangements or binding agreements. WE believe most clinical trials will utilize the scientists from UCSD to conduct initial preclinical studies in combination with local private corporations. We have not begun any preclinical studies at this point. With successful funding, management believes up to $1 million will be required to complete the above validations.

Go to Market Strategy

We are actively seeking a strategic partner for initiating our preclinical studies. We have entered into a preclinical nanoparticle producing agreement with Imagion Biosystems, a San Diego company who is a leader in the use of nano crystal scintillators and iron oxide particles for a new and advanced imaging technique. If successful, we believe this would create the first nano crystal scintillator carrying the ability to image a tumor and simultaneously treat the tumor with the therapeutic agent. If completed, this partnership with Imagion Biosystems could produce a large part of preclinical data that we could integrate with other strategic partners we are developing for the preclinical work. We are currently seeking funding for these activities. The exact cost of these activities is undetermined, but we believe proceeds from this offering would cover expenses incurred. Once preclinical testing is accomplished, we would then proceed to the clinical phase trial. This period could take up to two years and cost approximately $3 million. We plan to implement traditional equity or debt funding methods to proceed with clinical trials. It is anticipated that the $3 million necessary for clinical trials would be raised through a financing provided by institutional partners or venture capitalists, although we currently have no commitment for this funding. If we obtain FDA acceptance and approval, we would need to raise additional funds for full marketing implementation, which we estimate could require an additional $5 million or more. We intend to seek a corporate partnership to secure the funding.

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Small Molecule and Nanoparticle-Based Radiation Chemotherapy Sensitizers for Solid Tumor Therapy

We hold a license from UCSD for a small molecule and nanoparticle-based radiation and chemotherapy sensitizers for solid tumor therapy. UCN-01 is a 7-hydroxy staurosporine that has been in 22 NIH sponsored clinical trials. UCN-01 failed translation because of poor pharmacokinetics and tumor entry caused by binding to AAG human plasma protein. Our approach calls for a unique way to modify UCN-01 as a radiation sensitizer. We will follow the same steps to commercialization with preclinical and clinical studies as we will with our nanocrystal scintillator cancer drug protocol. Both preclinical and clinical studies will confirm:

•	Safety;
•	Efficacy;
•	Toxicity;
•	Stability; and
•	Scalability.

Other considerations are given to the following in both of our pharma projects:

•	The real mechanism by which a nano-associated drug is absorbed and finds way to the blood circulation;
•	The possible interactions between mucosal surfaces and nanocarriers;
•	The role of membrane transporters in ADME phenomena with each nanocarrier;
•	The relative contribution of the released and entrapped drug in the appearance and persistence of a given effect from a drug at the biophase;
•	The interaction between the metabolizing enzyme and the nano-loaded drug;
•	The real micro-equilibriums taking place in microenvironments throughout the body during the distribution of the nano-loaded drug; and
•	The real mechanisms by which the nano-loaded drug is excreted from the kidney.

We intend to perform much of the preclinical work on UCN-01 simultaneously with preclinical work stemming from studies in the attachment of a prodrug to a nano Crystal scintillator. We believe this combination preclinical testing could save the company approximately $500,000 in expenses.

To begin the commercialization of the UCN-01, we have incorporated a new subsidiary called MCW Pharmaceuticals. We intend to transfer all patent and IP rights into this new company. We also intend to seek a strategic partner to assist us in bringing the technology to market. We are currently seeking funding to support this development. We intend to seek an additional $3 million in funding to perform clinical trials on the scintillator. We intend to seek additional funding for this testing and ultimately propose to seek a corporate partner for a full marketing program if FDA approval is achieved.

High Intensity Focus Ultrasound

To begin commercialization of our ‘Boiling Histotripsy’ technology, we have formed a subsidiary called HIFU Plus. We hold a license from the University of Washington for 16 different patents involving a new form of high intensity focus ultrasound (“HIFU”). This breakthrough technology is called “Boiling Histotripsy” (“BH”). We intend to commercialize the product primarily for use in prostate disease and then develop the technology for other cancer treatments.

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There are three goals to be achieved in the preclinical phase which are:

(i)	Design, fabricate, and characterize ultrasound probes for transrectal BH studies. We will perform simulation studies of nonlinear HIFU fields generated by transrectal probes with different geometries to design a transducer capable of operating in shock–formation conditions relevant to BH.

(ii)	Refine BH treatment strategies in ex vivio prosthetic tissue. Based on the acoustic characterization results and the derating approach developed for predicting in situ parameters of nonlinear ultrasound field, we will design BH treatments protocols and test them in Phantom gels mimicking prostate, and ex vivo canine prostate tissue.

(iii)	Assess feasibility and tolerability of transrectal BH treatments in vivo in clinically relevant canine models of prostate disease. Feasibility, safety, and tolerability of the transrectal BH treatment will be performed first in healthy canine prostate (acute). We will then perform acute and short-term survival studies in a canine BPH model.

At the end of our preclinical period we will have demonstrated:

(i)	a functional and acoustically characterized preclinical U.S. guided transrectal BH therapeutic device for ablation of prostate tissue;
(ii)	demonstration of the feasibility of transrectal mechanical ablation of prostate tissue, including BPH and PCa, with BH;
(iii)	initial data on the safety and tolerability of BP prostate treatment (via assessment of collateral damage and initial survival studies); and
(iv)	initial understanding of how BH prostate lesions heal as an estimate of expected convalescence.

We are currently seeking funding for the project and working towards acquiring a strategic partner for development following preclinical trials.

RGS Orbiter

We have a distribution and licensing agreement for technology related to the treatment of brain tumors and additional tumors outside of the body with a gamma-based device known as the RGS Orbiter. We seek to develop and finalize the placement of systems in the U.S. under an agreement with American Radiosurgery, Inc. We are pursuing a marketing program to install the first system in the U.S. under a partnership agreement with a leading hospital. No such agreement has been signed at this time but several partnership opportunities seem promising. The development cycle that has been completed to date is as follows:

•	the design, number of sources and rotation of sources has been finalized;
•	the design of the treatment planning system has been finalized and code needs to be developed;
•	the design of the image guided system has been completed;
•	The design of the intensity modulated radiotherapy (“IMRT”) has been finalized and is ready for implementation; and,
•	Application for FDA approval under a 510K application is estimated to occur within six months.

We have several international placements in development but no single installation has been finalized to date. We are currently seeking funding to support these activities. The technical designs of the RGS Orbiter have been completed and data has been prepared for an FDA submission. We anticipate a 510K approval in approximately four to six months after submission to the FDA, which would permit us to commence accepting orders. The Company believes that it has a foothold and recognized name in the radiosurgery market as a result of placing several previous versions of the RGS Orbiter. We believe this presence will aid and assist our initial marketing efforts.

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ITEM 3. DIRECTORS AND OFFICERS

Current Management

The following table sets forth as of July 31, 2019, the names and ages of each of our directors and executive officers, the positions held by each, and the year each began serving as a director.

Name	Age	Positions	Director Since
John Clark	68	Chairman of the Board, CEO	May 2017

Tom Silberg	73	Director	July 2020

Peter Hanson	75	Director	July 2020

John Clark

Mr. Clark has served as CEO of the Company since its inception in 2017 and served as manager of the Company’s predecessor, Global Cancer Technology LLC since 2013. He has also served as CEO of NanoMed Tracking, Inc., the Company’s subsidiary, since its inception in 2017. He has served as Chairman and CEO of American Radiosurgery, Inc. since 2001. Mr. Clark received a Bachelor of Science degree in biology in 1974 from the University of Scranton, Pennsylvania.

Tom Silberg

Mr. Silberg is a seasoned professional in the Pharmaceutical and Biopharmaceutical Industries with substantial executive level experience, including major branded pharmaceuticals, medium sized biotech, startup biotech and generic IV drug manufacturing. He has led multiple strategic transactions from a company divestiture and a public company spin out to asset acquisitions and partnerships. His career began in 1972 with Hoffmann La Roche, Inc. where he started in sales and advanced to VP of Business Operations. He is a graduate from the University of Minnesota, where he earned a BS degree in Advertising and Marketing. His past Board appointments include the USC Center of Excellence in HealthCare Management, Medi Promotions, the Cobalis Corporation and the Generic Pharmaceutical Manufacturers Association. He is currently a member of the Board of Directors for Pivotal Biosciences, Cardiocell, LLC, and Stemcutis, LLC and serves as Chairman of the Board for Genway Biotech, Inc., and the Palomar Health System Foundation.

Peter Hanson

Mr. Hanson has over 40 years of experience in the areas of finance and operations. He began his career in public accounting and became a partner with Arthur Young & Company, the predecessor of Ernst & Young. As an audit partner, Mr. Hanson handled a wide variety of clients, both public and privately held. His responsibilities included being the head of the Emerging Business practice for the Boston Office of Arthur Young. After leaving Arthur Young, Mr. Hanson served as Chief Financial Officer for NuCorp Energy and Mitchell International. He also was a principal of Polaris Capital, an investment-banking firm that specialized in leveraged buyouts. In addition to financial responsibilities, Mr. Hanson also has considerable operations experience as he also served as Executive Vice President of Operations for Mitchell International and more recently as President of the American Association of Franchisees and Dealers.

Term of Office

We are permitted to have not less than one or more than 15 directors, as determined by resolution of the Board of Directors. Directors are elected at the annual meeting of the stockholders and hold office until their successor is elected and qualified. Directors need not be stockholders. As a shareholder owning a majority of the issued and outstanding voting shares of the Company, Mr. Clark has the right to set the number of directors and elect each direct to service on the Board.

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Family Relationships

There are no family relationships among any of our directors and executive officers.

No Involvement in Certain Legal Proceedings

Our directors and executive officers have not, during the past ten years been:

•	convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);
•	the subject of any bankruptcy petition filed by or against any business of which such person was a general partners or executive officer either at the time of the bankruptcy or within two years prior to that time;
•	subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;
•	found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;
•	the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or
•	the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Scientific Advisory Board

Central to Global Cancer Technology, Inc.’s strategic direction is the identification and development of proprietary products and platform technologies to better meet identified clinical demand. The Scientific Advisory Group plays a key role in meeting this objective. The charter for this Group is to work with our company to identify and advise on new proprietary devices and consider technologies with broad clinical applications. The following individuals serve at the Company’s discretion on such board:

Dr. Santosh Kesari. Dr. Santosh Kesari is a world-renowned board-certified neurologist and neuro-oncologist and is currently Chair, Department of Translational Neuro-Oncology and Neurotherapeutics, John Wayne Cancer Institute. He is also Director of Neuro-Oncology, Providence Saint John’s Health Center and Member, Los Angeles Biomedical Research Institute. Dr. Kesari is ranked among the top 1% of neuro-oncologists and neurologists in the nation, according to Castle Connolly Medical Ltd and an internationally recognized scientist and clinician. He is a winner of an Innovation Award by the San Diego Business Journal. He is on the advisory board of American Brain Tumor Association, San Diego Brain Tumor Foundation, Chris Elliott Fund, Nicolas Conor Institute, Voices Against Brain Cancer, and Philippine Brain Tumor Alliance. He has been the author of over 250 scientific publications, reviews, or books. He is the inventor on several patents and patent applications, and founder and advisor to many cancer and neurosciences focused biotech start-ups. Dr. Kesari graduated from University of Pennsylvania, School of Arts and Sciences in 1992 and earned a Ph.D. degree in molecular biology and a M.D. from the University of Pennsylvania, School of Medicine. He completed his residency in neurology at the Massachusetts General Hospital/Brigham and Women’s Hospital/Harvard Medical School and his neuro-oncology fellowship at the Dana-Farber Cancer Institute in Boston. He was previously assistant professor of neurology at Harvard Medical School/Dana-Farber Cancer Institute/Brigham and Women’s Hospital and then professor of neurosciences at UC San Diego.

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Sadik Esener, PhD. Applied Physics and Electrical Engineering from UCSD. Professor of Nanoengineering and Electrical and Computer Engineering at UC San Diego. Internationally known expert in photonics, opto-electronics, and cancer nanotechnology. Sadik served as director of major research centers including NCI funded NanoTumor Center at UCSD. Specializes in cancer nanotechnology, in vivo imaging, optical systems and their interface with electronics and software. Sadik has been closely involved with 12startup companies as co-founder including Genoptix, Nanogen, OriMedix, Devacell, and Ziva. Authored more than 350 publications.

Wolf Wrasidlo, PhD. Organic Chemistry from San Diego State University & University of Erlangen. Highly experienced polymer and organic chemist. Head of the Chemical Biology Program at the Moores Cancer Center at the UC San Diego School of Medicine and a Research Scientist in the Department of Neuroscience. Held senior level positions at The Scripps Research Institute, Humboldt University Berlin Medical School, University of Tuebingen Children’s’ Hospital, and Columbia University. Distinguished Research Fellow at TargeGen, a Founder and the Head of Research at Brunswick Biotechnetics, a Research Scientist at General Atomics, and a member of the Member- Macromolecular Chemistry Group at the Boeing Scientific Research Institute and founder of Neuropore.

Milan Makale, PhD. Radiation Biology at the University of Alberta. Biomedical engineer, faculty member at UC San Diego Moores Cancer Center. Specializes in medical devices and imaging, worked in academia and development stage pharmaceutical companies. A U.S. National Research Council Associate at the U.S. DoD. MS in Biomedical Engineering, at George Washington University, and worked in functional and structural neuroimaging research at NINDS, NIH Bethesda, MD. Co-founded Engineered Medical Devices Inc., Lemma Pharmaceuticals. Member of the American Chemical Society, the Society for Neuro-Oncology, and the Whittaker Institute of Bioengineering.

Dr. Ted Dubinsky. Dr. Ted Dubinsky serves as the Lawrence A. Mack Endowed Professor of Radiology, Obstetrics and Gynecology, University of Washington School of Medicine and as the Editor in Chief of Ultrasound Quarterly.  Dr. Dubinsky is a well-published and highly recognized luminary in the field of High Intensity Focused Ultrasound, having authored over 100 published peer review papers. At the University of Washington, Dr. Dubinsky served as the Director of Body Imaging an Adjunct Associate Professor of Obstetrics and Gynecology. Dr. Dubinsky achieved his medical degree from the University of Maryland after graduating from Johns Hopkins University

Dr. Aizik Wolf. Dr. Wolf is a world-renowned radiosurgery neurosurgeon who has performed more private practice brain cancer treatments with gamma knife radiosurgery than any other neurosurgeon in the world. A member of numerous professional organizations, including the American Medical Association, American Association of Neurological surgeons, and the International Brain Research Organization, Dr. Wolf is also a founding member of the International Radiosurgery Support Association.   Dr. Wolf has been the recipient of numerous grants and research awards.  He has acted as principal investigator for two clinical trials involving treatment for severe head injury, both of which were funded by the National Institutes of Health.  Also, the American College of Surgeons presented Dr. Wolf and his investigative team with a Research Award for an abstract detailing a lobectomy procedure. Widely published, Dr. Wolf has authored and co-authored numerous book chapters and journal articles on neurological surgery, including work published in Advances in Neurology and the Journal of Neurosurgery.  He has presented his research as an honored speaker and invited lecturer at many medical meeting and conferences around the world, such as the Annual Meeting of the American Association of Neurological Surgeons, the Society for Neuroscience and the International Stereotactic Radiosurgery Society. Dr. Wolf graduated summa cum laude from Yale Medical School and trained at the University of Minnesota Hospitals. Earlier in his career, Dr. Wolf served as chief of epilepsy and skull-base surgery at the University of Maryland and assistant professor of neurology and neurosurgery. He received his Gamma Knife training at Brown University. Dr. Wolf founded the Miami Neuroscience Center in 1993. Over the past two decades, he and his team have performed nearly 7,000 Gamma Knife surgeries, acquiring a level of expertise unmatched in the field. The team’s long-time collaboration also led to a number of medical breakthroughs. The team was the first to make extensive use of radiosurgery to manage multiple metastases. It was also one of the first to apply radiosurgery to treat large-sized benign tumors, and the first nationally to provide Gamma Knife treatments on an outpatient basis.

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Dr. Maheep Gaur. In 1996 Dr. Gaur joined fellowship program in Stereotactic Functional Neurosurgery and Radiosurgery at Stereotaxis and Gamma Knife Centre, Fujieda Heisei Memorial Hospital, Shizuoka, Japan, under Dr. Tatsuo Hirai and Dr. Takaaki Takizawa. During this fellowship he participated in about 500 Gamma Knife Surgeries and Micro-recording assisted functional neurosurgery procedures for movement disorders. He learned various aspects of stereotactic frame based and frameless neuro navigation. On return to India in 1997 he joined Vidyasagar Institute of Mental Health and Neuro Sciences [Vimhans] at New Delhi India as Consultant Neurosurgeon. In 1998 he established first Gamma Knife center in a dedicated neuroscience center in SAARC region. He was designated head of Gamma knife Surgery at Vimhans. He has experience of more than 2000 Gamma Knife Treatments collectively. He is the founder of the Asian Radiosurgery Conference and conducted the first Asian Gamma Knife Training Program at Saitama Japan.

EXECUTIVE COMPENSATION

The following table sets forth the compensation of the named executive officer for each of the two fiscal years ended December 31, 2019 and 2018:

Summary Compensation Table

Name and Principal Position	Year	Cash Compensation ($)	Other Compensation ($)	Total ($)
John Clark – Chief Executive Officer	2019	100,000	0	100,000
	2018	91,667	50,000	141,667

From January 2013 through April 30, 2018 we compensated Mr. Clark with a yearly salary of $75,000, but we had no formal employment agreement with him. On May 1, 2018, we entered into a full-time five-year employment agreement with Mr. Clark to serve as our chief executive officer. This agreement is automatically extended for additional one-year terms unless terminated at least 90 days prior to the expiration of any term. Under the terms of the agreement we have agreed to pay him a base salary of $100,000 per year. In addition, we issued him 100,000 shares of common stock, valued at $50,000, as a signing bonus. He is also eligible to receive an annual bonus of a minimum of 50% and a maximum of 400% upon achievement of performance objectives, none of which have yet been determined. He is also entitled to participate in employee benefits available to other senior executives and 12 weeks paid vacation per year.

As of December 31, 2019, and 2018, the balance of accrued and unpaid compensation for Mr. Clark was $176,559 and $98,420, respectively.

The employment agreement is terminable upon the death or disability of Mr. Clark, and for cause. We have agreed to provide a disability policy equal to at least two-thirds of the highest monthly salary. If we otherwise terminate the employment contract, we have agreed to pay Mr. Clark a severance benefit equal to three times his largest base salary if termination occurs prior to December 31, 2020, and four times the largest base salary if the termination occurs after that date.

We have further agreed to indemnify Mr. Clark in the event of certain legal actions by reason of his service as a director, officer, or employee of our company or for his service at our request as a director, officer, member, employee or agent of another company. We have also agreed to advance to Mr. Clark the costs of any such actions provided that he provides us with an undertaking to repay the amounts if it is ever determined that he was not entitled to such cost advances.

Outstanding Equity Awards at Fiscal Year-End

No equity awards were granted to or held by the above-named executive officer during the years ended December 31, 2017 or 2016.

21

Director Compensation

We did not compensate any directors other than Mr. Clark during the year ended December 31, 2019 or 2018, and we have not adopted a policy to compensate directors in the future. However, both Mr. Hanson and Mr. Silberg were each awarded 15,000 shares of our common stock as consideration for accepting their appointments to the board of directors. Our bylaws permit us to pay director’s expenses of attendance at each meeting of the Board of Directors and a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. Receiving compensation as a director does not preclude that party from serving in any other capacity and receiving compensation therefor. Members of special or standing committees may also be allowed like reimbursement and compensation for attending committee meetings.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth certain information furnished by current management and others, concerning the ownership of our common stock as of July 15, 2020, of (i) each person who is known to us to be the beneficial owner of more than 5 percent of our common stock, without regard to any limitations on conversion or exercise of convertible securities or warrants; (ii) all directors and executive officers; and (iii) our directors and executive officers as a group:

Name of Beneficial Owner(1)(2)	Common Stock Beneficially Owned	Common Stock Acquirable	Percentage Ownership
John Clark	9,900,000	0	76.6%
All officers and directors as a group (3 persons)	10,155,000	0	78.6%

___________________________

(1)	This table is based upon information supplied by officers, directors and principal stockholders and is believed to be accurate. Unless otherwise indicated in the footnotes to this table, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants, or other conversion privileges currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person. Where more than one person has a beneficial ownership interest in the same shares, the sharing of beneficial ownership of these shares is designated in the footnotes to this table.
(2)	The address of each director and named executive officer listed above is 16776 Bernardo Center Drive, San Diego, CA 92128
(3)	As of the date of this table, we had 12,917,838 common shares issued and outstanding.

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On May 18, 2017, in connection with the conversion of our Texas limited liability company into our Nevada corporation we issued 9,800,000 shares to John Clark, who is our sole officer, one of our directors, and our principal shareholder, in return for his interest in the Texas company. Mr. Clark received his interest in the limited liability company for services performed as founder of the company.

On October 1, 2017, we entered into an exclusive distributorship agreement with American Radiosurgery, Inc., an entity controlled by Mr. Clark. Under the terms of the agreement, we have not made any payments to American Radiosurgery since commencement of the agreement.

ITEM 6. OTHER INFORMATION

None.

22

ITEM 7. FINANCIAL STATEMENTS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED DECEMBER 31, 2019 AND 2018

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Global Cancer Technologies, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Global Cancer Technologies, Inc. and Subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related consolidated notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the consolidated results of its operations and its cash flows for the years in the two-year period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter – Going Concern

The accompanying consolidated financial statements have been prepared to assume the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company’s losses from operations raise doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ankit Consulting Services, Inc.

We have served as the Company’s auditor since December 2017.

Rancho Santa Margarita, California

June 30, 2020

F-2

Global Cancer Technology, Inc.

Consolidated Balance Sheets

	As of December 31, 2019	As of December 31, 2018
Assets
Current assets
Cash and cash equivalents	$1,071	$6,104
Total current assets	1,071	6,104

Property and equipment, net	349	698
Intangible Assets	250,000	–
Total assets	$251,420	$6,802

Liabilities and Stockholders' Deficit
Liabilities
Accounts payable	$146,162	$93,619
Accrued liabilities	67,000	31,967
Deferred compensation	176,559	98,420
Convertible notes payable	–	216,250
Total current liabilities	389,721	440,256
Accrued liabilities due after one year	69,669	122,169
Total liabilities	459,390	562,425

Stockholders' Deficit
Common Stock, $.001 par value of $.001 per share; 100,000,000 shares authorized; 12,591,838 shares issued and outstanding as of December 31, 2019 and 11,576,200 shares issued and outstanding as of December 31, 2018	12,592	11,576
Additional paid in capital	1,775,145	701,449
Accumulated deficit	(1,942,653)	(1,268,648)
Total GCT stockholders' deficit	(154,916)	(555,623)
Noncontrolling interest	(53,054)	–
Total consolidated deficit	(207,970)	(555,623)
Total liabilities and stockholders' deficit	$251,420	$6,802

The accompanying notes are an integral part of these consolidated financial statements.

F-3

Global Cancer Technology, Inc.

Consolidated Statements of Operations

For the Years Ended December 31, 2019 and 2018

	2019	2018

Operating Revenue, net	$–	$–
Costs of sales	–	–
Gross profit	–	–

Operating expenses:
Compensation to officer	100,000	141,667
Consulting expenses	474,615	127,250
General and administrative expenses	118,150	258,815
Loss from operations	(692,765)	(527,732)

Interest expense	13,044	11,541
Amortization of debt discount	21,250	21,250

Loss before income taxes	(727,059)	(560,523)
Provision for income taxes (benefit)	–	–
Net loss	(727,059)	(560,523)
Less Net loss attributable to noncontrolling Interest	(53,054)	–
Consolidated Net loss	$(674,005)	$(560,523)

Net loss per share, basic and fully diluted	$(0.06)	$(0.05)

Weighted average common equivalent shares outstanding, basic and fully diluted	11,870,448	11,423,338

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Global Cancer Technology, Inc.

Consolidated Statement of Stockholders' Deficit

	Number of Shares	Par Value	Additional Paid-in Capital	Accumulated Deficit	Non-controlling Interest	Total Deficit

Balance December 31, 2017	11,207,300	$11,207	$482,368	$(708,125)	$–	$(214,550)
Shares issued for cash	76,400	76	30,624	–	–	30,700
Shares issued for services	192,500	193	96,057	–	–	96,250
Shares issued as compensation to officer	100,000	100	49,900	–	–	50,000
Beneficial conversion feature	–	–	42,500	–	–	42,500
Loss from operations in 2018	–	–	–	(560,523)	–	(560,523)
Balance December 31, 2018	11,576,200	11,576	701,449	(1,268,648)	–	(555,623)

Shares issued for cash	129,866	130	113,070	–	–	113,200
Shares issued for services	49,000	49	48,951	–	–	49,000
Conversion of Notes and interest to shares	836,772	837	261,675	–	–	262,512
Shares issued in a subsidiary	–	–	650,000	–	–	650,000
Loss from operations in 2019	–	–	–	(674,005)	–	(674,005)
Noncontrolling interest	–	–	–	–	(53,054)	(53,054)
Balance December 31, 2019	12,591,838	$12,592	$1,775,145	$(1,942,653)	$(53,054)	$(207,970)

The accompanying notes are an integral part of these consolidated financial statements.

F-5

Global Cancer Technology, Inc.

Consolidated Statement of Cash Flows

For the Years Ended December 31, 2019 and 2018

	2019	2018
Cash flows provided by (used in) operating activities:
Net loss from operations	$(674,005)	$(560,523)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation	349	350
Amortization of debt discount	21,250	21,250
Issuance of common stock for services	449,000	96,250
Issuance of common stock for compensation to officer	–	50,000
Increase (decrease) in noncontrolling interest	(53,054)	–
Changes in assets and liabilities
Increase in accounts payable and accrued liabilities	112,587	51,362
Increase in deferred compensation	78,139	(2,804)
Increase (decrease) in accrued liabilities due after one year	(52,500)	122,169
Net cash used in operating activities	(118,234)	(221,946)

Cash flows provided by (used in) investing activities
Purchase of property and equipment	–	–
Net cash used in investing activities	–	–

Cash flows provided by (used in) financing activities
Proceeds from issuance of convertible notes	–	162,500
Proceeds from issuance of common stock	113,200	30,700
Net cash provided by financing activities	113,200	193,200

Net increase in cash and cash equivalents	(5,034)	(28,746)
Cash and cash equivalents at beginning of year	6,104	34,850
Cash and cash equivalents at end of year	$1,071	$6,104

Supplemental Cash Flow Information
Issuance of stock in a non-wholly owned subsidiary	$250,000	$–
Issuance of stock for Convertible Notes	$237,500	$–

The accompanying notes are an integral part of these consolidated financial statements.

F-6

Global Cancer Technology, Inc.

Notes to Consolidated Financial Statements

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Global Cancer Technology, Inc. (GCT or The Company) was incorporated under the laws of the State of Nevada on May 18, 2017. It was originally formed as a limited liability company in the State of Texas on January 2, 2013 and converted to its present corporate status on May 18, 2017.

On July 12, 2017 the Company filed Articles of Incorporation in the State of Nevada for a subsidiary called NanoMed Tracking Inc. (NanoMed). GCT is a 51% owner of NanoMed and the minority owners are scientists integral to the development of the licensed products.

On June 11, 2018 the Company filed Articles of Incorporation in the State of Montana for a subsidiary called MCW Pharmaceuticals Inc.(MCW). The Company intends to transfer into this subsidiary a license obtained from UCSD. GCT is a 51% owner of MCW and the minority owners are scientists integral to the development of the licensed products.

On April 24, 2019 the Company filed Articles of Incorporation in the State of Montana for a subsidiary called HIFU Plus. The Company has transferred into this subsidiary a license obtained from the University of Washington. GCT is an 86.7% owner of HIFU Plus and the minority owners are the University of Washington and scientists integral to the development of the licensed products.

Business Overview

GCT has no products or services which it provides, except in connection with a license agreement with American Radiosurgery described below. GCT has acquired licenses from universities which permit it to market certain technologies.

GCT was formed to acquire a portfolio of various medical licenses for unique and promising patents and intellectual properties. The company has acquired licenses from the University of California, San Diego - John Moores Cancer Center and from the University of Washington. In addition, GCT holds an exclusive technology license from American Radiosurgery, Inc., an affiliated entity, to promote and sell high technology radiosurgery and cancer treatment products.

GCT is a startup stage company and has not yet achieved meaningful operating status.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of GCT is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States and have been consistently applied in the preparation of the financial statements.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“US GAAP”) and include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

F-7

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits in one large national bank. At December 31, 2019 and 2018 respectively, the Company had $1,071 and $6,104 in cash. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities known to exist as of the date the financial statements are published, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and assumptions and could have a material effect on the reported amounts of the Company's financial position and results of operations.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful life of the asset. Equipment consists of computer equipment.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company did not record any impairment loss during the year ended December 31, 2019 and 2018.

Fair Value of Financial Instruments

The Company’s financial instruments as defined by ASC 825-10-50, include cash, receivables, accounts payable and accrued expenses. All instruments are accounted for on a historical cost basis, which, due to the short-term maturity of these financial instruments, approximates fair value at December 31, 2019 and 2018.

Earnings (Losses) Per Share

Basic net loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the year. Diluted net loss per share is computed using the weighted average number of common shares and potentially dilutive securities outstanding during the period. Weighted average of number of diluted securities was the same as weighted average of basic securities because the effect of dilutive securities was non-dilutive.

Provision for Taxes

Income taxes are provided based upon the liability method of accounting pursuant to ASC 740-10-25 Income Taxes — Recognition. Under the approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the “more likely than not” standard imposed by ASC 740-10-25-5 to allow recognition of such an asset.

New Accounting Pronouncements

The Company has evaluated the authoritative guidance issued during the year ended December 31, 2019 and does not expect the adoption of these standards to have a material effect on its financial position or results of operations.

F-8

NOTE 3 - GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and settle its liabilities in the ordinary course of business. In the foreseeable future. As shown in the accompanying financial statements, the Company has incurred operating losses since inception. As of December 31, 2019, the Company has limited financial resources with which to achieve its objectives and obtain profitability and positive cash flows. As shown in the accompanying balance sheets and statements of operations, as of December 31, 2019 the Company has an accumulated deficit of $1,942,653 and the Company’s working capital is a deficit of $388,650. Achievement of the Company’s objectives will be dependent upon the ability to obtain additional financing, and generate revenue from current and planned business operations, and control costs. The Company is in the development stage and has generated no operating income.

The Company plans to fund its future operations by obtaining additional financing from investors and/or lenders. However, there is no assurance that the Company will be able to achieve these objectives, therefore, substantial doubt about its ability to continue as a going concern exists. The financial statements do not include adjustments relating to the recoverability of recorded assets nor the implication of associated bankruptcy costs should the Company be unable to continue as a going concern.

NOTE 4 – COMMON STOCK

As of December 31,2019, GCT had 100,000,000 authorized shares of common stock, par value $.001 per share, of which 12,591,838 were issued and outstanding.

Since December 31, 2017, the Company has issued stock as follows:

During the year ended December 1, 2018, 76,400 shares were issued for cash of $30,700 and 292,500 shares valued at $146,250 were issued in payment of services provided to the Company.

During the year ended December 31, 2019, an additional 129,866 shares were issued for $113,200 cash, 836,772 shares were issued in conjunction with the conversion of Notes to common stock and 49,000 shares valued at $49,000 were issued in payment of services provided to the Company. In addition, $650,000 of the increase in Paid-In Capital is attributable to the issuance of a noncontrolling interest in shares of a subsidiary. $250,000 in payment of an obligation to the University of Washington and $400,000 as compensation for services to the other minority shareholders.

While transferring it shareholder records services to a registered transfer agent, management discovered a discrepancy in its records of prior years that it corrected by recording 10,000 additional shares sold for consulting services valued at $5,000. This has been reflected as a restatement in the previously reported Statement of Shareholders’ Deficit and affected Par Value by an increase or $10, Paid in Capital by an increase of $4,990 and an increase in Accumulated Deficit by $5,000. It had no impact on the financial results of 2018 or 2019.

NOTE 5– RELATED PARTY TRANSACTIONS

On October 1, 2017, GCT entered into an exclusive distributorship agreement with American Radiosurgery, Inc., an entity controlled by the Founder. No payments have been made to American Radiosurgery since commencement of the agreement.

The Company had been accruing compensation of $75,000 per annum for its sole officer from inception to April 30, 2018. Subsequent to April 30, 2018 the Company entered into an executive agreement with the officer for an annual compensation of $100,000 per annum. At December 31, 2019 and 2018, the balance of unpaid compensation was $176,559 and $98,420, respectively.

F-9

NOTE 6 – COMMITMENTS AND CONTINGENCIES

GCT was formed to acquire a portfolio of various medical licenses for unique and promising patents and intellectual properties. The company has acquired licenses from the University of California San Diego-John Moores Cancer Center (USCD) and from the University of Washington (UW) for several patents governing the use of advanced High Intensity Focused Ultrasound to treat cancer. In addition, it holds an exclusive technology license from American Radiosurgery, Inc (ARI)., an affiliated entity, to promote and sell high technology radiosurgery and cancer treatment products. The licenses have financial terms that require certain minimum payments and include:

Licenses with UCSD

GCT is required to make certain payments to UCSD to maintain the two licenses it has with them. The financial obligations are as follows:

	License #1	License #2
In 2017 a license issue fee of	$12,500	$10,000

Annual Maintenance Fees

Year 1	$5,000	$5,000
Year 2	$7,500	$7,500
Year 3 and beyond	$10,000	$10,000
Royalties on net sales of licensed products	2.5%	2.5%
Reimbursement of Patent costs	$20,000	$21,500

GCT has agreed to diligently develop, manufacture, and sell the licensed products, and has further agreed to accomplish certain tasks or milestones related to the technology. If GCT fails to perform these tasks, USCD may either terminate the agreement or change the license to a non-exclusive one. GCT has further agreed to obtain all necessary government approvals for the manufacture, use, and sale of the licensed products and to fill market demand for them.

UCSD may terminate the license agreement generally if GCT is delinquent in any reports or payments, if it does not diligently develop and commercialize the licensed product, if it breaches any provision of the agreement, subject to the right to cure any default within 60 days after receiving notice of default. GCT may terminate the agreement for any reason upon 90 days’ written notice. The term of the license agreement expires on the date of the longest-lived patent right granted under the license.

License with American Radiosurgery Distributorship Agreement

On October 1, 2017, GCT entered into an exclusive worldwide Technology License Agreement with American Radiosurgery, Inc. (ARI) to market and service products developed by American Radiosurgery, a related party via common ownership of our principal shareholder. Under the terms of the agreement, GCT will receive a commission on sales of the devices and is obligated to sell at least one device per year. Since commencement of the agreement, GCT has not sold any ARI devices.

•	GCT is also required to provide all warranty work for existing devices sold by American Radiosurgery and devices sold by GCT. There are 6 devices currently installed which are covered by warranty.
•	GCT is also permitted to provide removal services for existing devices throughout the world.
•	The agreement may be terminated by American Radiosurgery upon 30 days’ prior notice by American Radiosurgery if GCT fails to meet its selling quotas, or by either party for breach of the agreement or without cause.

F-10

License with the University of Washington

Effective March 8, 2018, GCT entered into an exclusive world-wide Start-up License Agreement with the University of Washington under certain patents licensed by the university and a non-exclusive world-wide license for certain know-how for the development and commercialization of a new form of High Intensity Focused Ultrasound called ‘Boiling Histotripsy’. GCT has the right to grant sublicenses for the licensed technology. Because the inventions covered by the licensed patents arose in whole or in part from federally supported research, the federal government has certain statutory rights to the technology. GCT has agreed to use commercially reasonable efforts to commercialize the licensed rights and is obligated within 30 days after each calendar year-end to submit reports describing these efforts.

GCT may terminate the agreement at any time, or the License Agreement will terminate when all licensed rights have terminated or if GCT breaches any of our material duties under the agreement.

GCT is required to make certain payments to the University of Washington to maintain the license it has with them. The financial obligations are as follows:

•	Upon signing of the agreement, the Company agreed to reimburse the University for patent costs incurred prior the date of the agreement. The previously incurred patent costs were $132,170 and the agreement provided for a schedule of payments of
o	2019 - $10,000
o	2020 - $52,500
o	2021 - $69,670
Upon signing the agreement, the Company recorded the full amount of the obligation as a liability with both long-term and short-term provisions.

•	The agreement also provides for payment of minimum license fees based on commercial sales, which have not yet been achieved, or in the first instance a $5,000 fee due in 2020.

Under the agreement with the University of Washington, the Company was obligated to pay $250,000 in cash on the one-year anniversary of the Effective date or give the University 5% of the equity of a newly-formed subsidiary that would become the holder of the license. The Company elected to create the new subsidiary and issue shares to the University and did so effective April 29, 2019. The shares were recorded as an intangible asset with a cost of $250,000. Since the life of the asset is indeterminate, it is not being amortized. The Company has measured its value as of December 31, 2019 and finds no impairment in value.

NOTE 7 – CONVERTIBLE NOTES PAYABLE

In a series of transactions beginning on November 20, 2017, the Company received cash aggregating $237,500 in exchange for unsecured convertible notes. The notes each bear interest at 7% per annum and the principal and interest earned were due one year from the date of issuance unless the option to convert into common shares at the rates specified in the Notes were exercised. Aggregate interest accrued on the Notes was $13,044 and $11,541 in 2019 and 2018, respectively. All of the convertible notes amounting to $237,500 and the accrued interest on the same amounting to $25,012 were converted on September 30, 2019 with the issuance of aggregate shares of 836,772.

Certain of the Convertible Notes received a beneficial interest in conversion prices as compared to cash transactions at the time of issuance. The total beneficial interest aggregated $42,500. That amount was recorded as debt discount with an offset to Paid in Capital. The debt discount was amortized evenly over the term the Notes were outstanding. The Company recorded $21,250 and $21,250 as debt discount during the each of the years ended December 31, 2019 and 2018.

F-11

NOTE 8 – EMPLOYMENT AGREEMENTS

Employment Agreement

On May 1, 2018 the Company entered into an employment agreement with its sole officer. Under the terms of agreement, the officer is entitled to compensation of $100,000 per annum. In addition, GCT issued the officer 100,000 shares of common stock as a signing bonus. He is also eligible to receive an annual bonus of a minimum of 50% and a maximum of 400% upon achievement of performance objectives, none of which have yet been determined. He is also entitled to participate in employee benefits available to other senior executives and 12 weeks paid vacation per year.

2018 Stock Incentive Plan

On May 1, 2018, our board of directors adopted the 2018 Stock Incentive Plan (the “Plan”) which was subsequently approved by a majority of the outstanding votes of our shareholders. The purposes of the Plan are (a) to enhance GCT’s ability to attract and retain the services of qualified employees, officers, directors, consultants, and other service providers upon whose judgment, initiative and efforts the successful conduct and development of the business largely depends, and (b) to provide additional incentives to such persons or entities to devote their utmost effort and skill to the advancement and betterment of the company, by providing them an opportunity to participate in the ownership of the Company and thereby have an interest in the success and increased value of the Company.

There are 500,000 shares of common stock authorized for non-qualified and incentive stock options, restricted stock units, restricted stock grants, and stock appreciation rights under the Plan, which are subject to adjustment in the event of stock splits, stock dividends, and other situations.

NOTE 9 – SUBSEQUENT EVENTS - UNAUDITED

Additional Issuance of Common Stock

Subsequent to December 31, 2019, the Company has issued 261,000 shares of common stock for $256,238 in cash and 30,000 shares valued at $30,000 for payment of services provided to the Company and an additional 30,000 shares valued at $30,000 as compensation to two newly-appointed directors.

Global Cancer Technology, Inc. has engaged Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”), to act as the broker-dealer of record in connection with its A-1 offering, but not for underwriting or placement agent services. As part of its relationship with Dalmore, the Company has agreed to pay a 2% commission on all sales that does not include the $5,000 one-time setup fee for out of pocket expenses or the $20,000 consulting fee after the issuance of the FINRA No Objection Letter and SEC Qualification, that is payable by the Company to Dalmore.

NOTE 10 - RESTATEMENT OF FINANCIAL STATEMENTS

While transferring it shareholder records services to a registered transfer agent, management discovered a discrepancy in its records of prior years that it corrected by recording 10,000 additional shares sold for consulting services valued at $5,000. This has been reflected as a restatement in the previously reported Statement of Shareholders’ Deficit and affected Par Value by an increase or $10, Paid in Capital by an increase of $4,990 and an increase in Accumulated Deficit by $5,000. It had no impact on the financial results of 2018 or 2019.

F-12

Item 8. Exhibits

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
2.1	Plan of Conversion dated January ___, 2017	DOS	367-00167	2.1	9/7/18
2.2	Articles of Incorporation	DOS	367-00167	2.2	9/7/18
2.3	Nevada Articles of Conversion	DOS	367-00167	2.3	9/7/18
2.4	Texas Certificate of Conversion	DOS	367-00167	2.4	9/7/18
2.5	Current Bylaws	1-A	024-10909	2.5	10/15/18
3.1	2018 Stock Incentive Plan	1-A	024-10909	3.1	10/15/18
4.1	Subscription Agreement	1-A	024-10909	4.1	10/15/18
6.1	CEO Employment Agreement dated May 1, 2018	DOS	367-00167	6.1	9/7/18
6.2	NanoMed Tracking Shareholder Agreement dated June 26, 2017	1-A	024-10909	6.2	10/15/18
6.3	MCW Pharmaceuticals Shareholder Agreement dated May 17, 2018	1-A	024-10909	6.3	10/15/18
6.4	Sponsored Research Agreement with the University of Washington as of August 21, 2018	DOS	367-00167	6.4	9/7/18
6.5	License Agreement dated October 13, 2016 with UCSD	1-A	024-10909	6.5	10/15/18
6.6	License Agreement dated November 18, 2016 with UCSD	1-A	024-10909	6.6	10/15/18
6.7	License Agreement dated March 18, 2018 with University of Washington	1-A	024-10909	6.7	10/15/18
6.8	License Agreement dated October 1, 2017 with American Radiosurgery	1-A	024-10909	6.8	10/15/18
6.9	Amendment No. 1 to License Agreement dated June 26, 2020 with UCSD	1-K	24R-00315	6.9	09/02/20
6.10	Broker-Dealer Agreement Between the Company and Dalmore Group, LLC	1-K	24R-00315	6.10	09/02/20
11.1	Consent of Ankit Consulting Inc., independent registered public accounting firm					X
15.1	Code of Ethics	DOS	367-00167	15.1	9/7/18
15.2	Part I - Item 6 explanation	DOS	367-00167	15.2	9/7/18

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Cancer Technologies, Inc.

By: /s/ John Clark

CEO, Principal Financial Officer, Principal Accounting Officer

Global Cancer Technologies, Inc.

Date: September 3, 2020

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By: /s/ John Clark

Director, CEO, Principal Financial Officer, Principal Accounting Officer

Date: September 3, 2020

By: /s/ Peter Hanson

Director, Global Cancer Technologies, Inc.

Date: September 3, 2020

By: /s/ Tom Silberg

Director, Global Cancer Technologies, Inc.

Date: September 3, 2020